UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

 VIRTUALSCOPICS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

928269-10-9

(CUSIP Number)

William Taranto, Manager / President

Merck Global Health Innovation Fund, LLC

Two Merck Drive Mailstop 2W17

Whitehouse Station, NJ 08889

908-423-1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 9, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  928269-10-9

1.	Names of Reporting Persons.
Merck Global Health Innovation Fund, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares __

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person OO

Cusip No.  928269-10-9

1.	Names of Reporting Persons.
Merck Sharp & Dohme Corp.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares __

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person CO

Cusip No.  928269-10-9

1.	Names of Reporting Persons.
Merck & Co., Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Massachusetts

	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares __

13.	Percent of Class Represented by Amount in Row (11) 0%**

14.	Type of Reporting Person CO

This Amendment No. 2 to Schedule 13D amends or amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Securities and Exchange Commission on April 13, 2012 and amended by Amendment No.1 filed on April 14, 2016. Capitalized terms used in this Amendment No. 2 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D as amended to date.

Except as otherwise set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D as amended to date.

Item 4.	Purpose of Transaction

Pursuant to the terms of the Offer described in Amendment No. 1, GHI tendered for $920 per share 3,000 shares of Series C-1 Preferred Stock prior to expiration of the Offer at 5:00 p.m. New York City time on May 9, 2016 and the Purchaser accepted the tendered shares for payment. The Reporting Persons no longer beneficially own the Series C Warrant dated April 3, 2012 to purchase 136,132 shares of common stock held by GHI which will be cancelled for no consideration.

Item 5.  Interest in Securities of the Issuer

(a)-(b) The reporting Persons no longer beneficially own any securities of the Issuer.

(c) Except as described in Item 4, to the best knowledge of the Reporting Persons, none of the Reporting Persons nor any of the individuals listed in Schedule A to Amendment No. 1 has effected a transaction in securities of the Issuer during the past 60 days.

(e)  The Reporting Persons ceased to hold more than 5% of the securities of the Issuer on May 9, 2016

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 11th day of April, 2016.

MERCK GLOBAL HEALTH INNOVATION FUND, LLC
By: Name: Title:	/s/ William J. Taranto William J. Taranto Manager / President
MERCK SHARP & DOHME CORP.
By: Name: Title:	/s/ Katie E. Fedosz Katie E. Fedosz Assistant Secretary
MERCK & CO., INC.
By: Name: Title:	/s/ Katie E. Fedosz Katie E. Fedosz Senior Assistant Secretary